Exhibit 99.1

HFF PARTICIPAÇÕES S.A.

COMPANY APPRAISAL REPORT

DISCOUNTED CASH FLOW VALUATION METHOD

SINGLE VOLUME

December/2008

TABLE OF CONTENTS

1.	INTRODUCTION	1

2.	DESCRIPTION OF THE COMPANY	1

3.	METHODOLOGY CONSIDERATIONS	4

4.	ASSUMPTIONS ADOPTED FOR VALUING THE COMPANIES	6
	4.1) Timeframe	6
	4.2) Discount rate	6
	4.3) Production units and distribution structure	7
	4.4) Gross Sales Revenues	7
	4.5) Sales taxes	7
	4.6) Operating Costs, Administrative and Selling Expenses	7
	4.7) Depreciation and amortization	8
	4.8) Financial Income	8
	4.9) Income and Social Contribution Taxes	8
	4.10) Investments	8
	4.11) Changes in Working Capital	8
	4.12) Contingencies	9
	4.13) Subsequent Events	9

5.	CONCLUSION	10

6.	PLANCONSULT	12

7.	DISCLAIMER	19

8.	GLOSSARY	21

9.	APPENDIX	22

Avenida das Nações Unidas, 13.797 - bloco II - 17° andar • 04794-000 • São Paulo • SP • Brasil

 (11) 3014.7200  (11) 3014.7222  comercial@planconsult.com.br  www.planconsult.com.br

1.         INTRODUCTION

The company HFF Participações S.A. (“HFF”), a holding whose only assets will be the participation in common shares, with a minimum total amount of 51% (fifity one percent) of SADIA S.A. (“SADIA”) and a cash value of R$ 400.00, will be incorporated by PERDIGÃO S.A. (“PERDIGÃO”).

PLANCONSULT Planejamento e Consultoria Ltda. was retained by PERDIGÃO to value the shares of HFF, which as of the date of the merger of shares into PERDIGÃO should own a percentage of more than 51% of common shares (ON) of SADIA, within the scope of the proposal for merger of HFF into PERDIGÃO, as of the base date of December 31, 2008. This appraisal was created to establish the economic value of HFF,

Since the main asset of HFF will be the participation in common shares of SADIA, it is necessary to evaluate the economic value of SADIA. This appraisal will be based on the future profitability criterion, applying the present-value discounted cash flow evaluation method for the following purposes of justifying the merger and capital increase, in conformity with the provisions in article 252 – Paragraph 1, combined to article 8 of Law No. 6404/76, of December 15, 1976.

2.         DESCRIPTION OF THE COMPANY

HFF Participações S.A. (“HFF”), is a holding company and has its headquarters and jurisdiction in the municipality of São Paulo, Estate of São Paulo, located at Rua Fortunato Ferraz nº 365, 2º andar sala 2 Vila Anastácio CEP 05093-901.

National Corporate Taxpayers Register CNPJ No: 09.625.992/0001-17	NIRE: 35300357485

SADIA S.A. (“SADIA”) has its headquarters and jurisdiction in the municipality of Concórdia, Estate of Santa Catarina, located at Rua Senador Attílio Fontana, n° 86, Centro, CEP 89700-000

National Corporate Taxpayers Register CNPJ No: 20.730.099/0001-94	NIRE: 42300025747

SADIA is a publicly-held company governed by these By-laws, the Brazilian Corporate Law and other Laws and Regulations applicable to the Company and its purpose, an operating for an indefinite period.

SADIA’s purposes are: operating agricultural, industrial and commercial activities related to food products in general; operating slaughterhouses, tanneries, meatpacking plants, plants for processing food, whether canned or not, meat, fats and dairy products, vegetable oils, as well as cold storage warehouses including meat warehousing, preservation, storage and classification; processing of meat in general, by-products and selected cuts; processing and trading of wheat, other grains and their by-products; livestock (beef cattle, swine, ovine, caprine and poultry); lumber mills; road transportation of own and third party goods and rental of cold store chambers, silos and warehouses (leasing cold storage chambers, silos and depots does not characterize general warehouse activities as foreseen in Decree No. 1102, of November 21, 1903); all activities related to agriculture and agribusiness, and trading of grains and other primary and/or processed products on the domestic and foreign markets; improvement, processing and trading of substances and products in general for human and animal feed; processing and trading of chemical, sanitary and veterinary products for use in agriculture, poultry, beef cattle and swine raising, and livestock in general; forestry and reforestation activities;

any other agricultural, industrial and commercial activities related to the Company’s purposes; and planning and development of agricultural and engineering projects under the responsibility of professionals duly qualified by the appropriate bodies.

SADIA’s main activities are organized in four segments: processed products, poultry, pork and beef. The Company’s wide distribution chain allows for its products to be traded at retail chains, small commercial establishments and food service chains in Brazil and abroad.

SADIA’s products are distributed through several points of sale on the domestic market, and exported to Europe, the Middle East, Eurasia, Asia and the Americas. SADIA’s industrial facilities encompass 18 own industrial units, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The segment of processed products has become the main focus for investments in the past years and includes frozen ready meals, pizzas and chilled pasta, margarines, processed poultry and swine by-products, breaded products, light line, cold cuts and portioned products, aside from desserts.

SADIA’s shares are listed on the São Paulo Stock Exchange, complying with Level 1 Corporate Governance rules, under the SDIA3 and SDIA4 codes. SADIA depositary receipts representing its preferred shares are also listed on the Madrid Stock Exchange (Latibex), as well as on the New York Stock Exchange (NYSE).

SADIA integrates Corporate Governance Level 1 of the São Paulo Stock Exchange, a segment which includes the shares of companies with best corporate governance practices. In case of disposal of the Company’s control, the shareholders of common and preferred shares are entitled 80% tag along rights, that is, they will receive 80% of the amount paid per common share of the control block. Thus, SADIA’s shares are included in Bovespa’s Special Corporate Governance Stock Index (IGC) and in the Tag Along Stock Index (ITAG).

The capital stock, subscribed and paid in, is divided into the following number of shares with no par value:

	2008	2007

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Common and preferred treasury shares	(10,049,288)	(10,259,288)
Total outstanding shares	672,950,712	672,740,712

Legend:

Estrutura Societária = Corporate Structure

3.         METHODOLOGY CONSIDERATIONS

In order to evaluate HFF, it is necessary to establish its participation in common shares of SADIA, and consequently its economic value, based on the future profitability criteria.

The value of SADIA was determined with the use of the Free Cash Flow to Firm – FCFF method.

The Free Cash Flow to Equity method is used in evaluating a company according to the present value of the cash flow generated by it, which evaluation is carried out by analyzing all the income and capital accounts influencing the operational results, as well as assets which do not generate cash flows, but have a market value for sale (realization).

After the initial understanding of the business (a stable, cyclic company with growth potential, useful assets, undergoing a restructuring process, etc.), we considered its historical aspects and a certain scenario, projected the company’s growth model (stability, growth in one, two or more stages) and the variables; sales, costs, new investments required for the expansion and technological adequacy of the business, as well as the operational replacement investments, and cash recovery from depreciation and amortization, and defined the residual value of the assets, as applicable.

The overall business risk is determined as from the business natural risk, its stage of development or maturity, the competing conditions arising out of the industry structure (oligopoly or competitive scenario), and globalization. We have, further, considered the interest rate free of risk in the economy. In general, the discount rate reflects the expectancy based on similar investment opportunities at the present time.

Throughout the appraisal process, we took into consideration the existence of eventual non-operating assets and their realization, besides the existence of cash surplus at the beginning date of the project, as well as the residual value of the assets, if applicable.

The period during which cash generation is computed is, in general, such time as is consistent with the life of the assets and the technical and marketing feasibility of the company.

We developed the appraisal assembly work as from the identification of the business model and the company’s market position, considering, whenever possible, the current stage of adjustment of the company to the globalization process, in particular as far as it refers to price, costs and standard of products and services.

Two aspects of this method deserve special attention: the Time Frame of the Free Cash Flow to Equity and the discount rate, which reflects Capital Cost. As for the Time Frame of the cash flow, the appraisal of the company was carried out in two different periods, during and after a certain explicit projection period. Therefore, we have:

Present value of the Free Cash Flow to Firm during the explicit period: is the present value resulting from the operational cash flows during a certain period of time that is feasible for projections, according to the type of activity of the company.

Perpetual value: also defined as residual value or terminal value, is the value for the period after the last year of the explicit period. It is calculated as from the FCL result for the period subsequent to the last projection period, divided by the discount rate adopted, deducted from the perpetual growth rate, that is:

Residual Value =                 Net Result of last year’s explicit forecasting period

Discount rate – perpetual growth rate

The discount rate of the Free Cash Flow to Firm is the own capital cost, as defined by the WACC methodology, shown in item 4.1 below.

All the cash flow elements must be deflated up to their present values and, after adding them up, their net present value is achieved, which reflects the market value of the company, pursuant to the method of the Free Cash Flow to Equity, discounted at present value.

The present value concept includes the concept of capital opportunity cost. The discount rate reflects the return the company’s shareholders are able to obtain on the market from an investment with a similar risk profile.

Notes:

a)              Assigning value to minority shareholder’s shares and controller’s shares

•                   As per the Brazilian regulations (Art 254-A of Law 6404/76), the divestiture of publicly-held companies includes the mandatory payment to the other voting shareholders of a minimum price equivalent to 80% of the amount paid per share holding voting rights and composing the Control Block. In this case, the control premium corresponds to 25% compared to the paid value to the other voting shareholders.

•                   SADIA’s by-laws foresee that preferred shares have the right to be included in a public offering for disposal of control, under the conditions defined by the Brazilian Laws, the minimum price equal to eighty percent (80%) of the amount paid per share holding voting rights and integrating the control block being assured.

b)             The Holding HFF will own, at the date of the merger of shares by PERDIGÃO, the control of SADIA, in the way that its common shares might reach up to 25% over the value of other shares issued by SADIA, in case of a divesture of the Company’s control.

c)              Although the rules established in Art 254-A of Law  6404/76 do not apply in the merger of shares, it should be adopted as a criteria for defining the controlling premium that HFF has right to, as established in the referred legal rule.

4.         ASSUMPTIONS ADOPTED FOR VALUING THE COMPANIES

The information used in this appraisal of SADIA (and consequently of HFF) was mainly based on strategic and other projections, such as investments, indebtedness, taxes, administrative and selling expenses and progress forecasts, all of them supplied by the Company’s management.

Macroeconomic Assumptions of the Free Cash Flow:

The macroeconomic assumptions used in cash flow forecasts are presented as follows:

	unit	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Macroeconomic

GDP

Brazil (real growth rate)	[%]	-0.1%	3.4%	4.1%	4.3%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
World GDP - IMF (April 2009)	[%]	0.9%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Inflation

IPCA	[%]	4.4%	4.3%	4.4%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
CPI - IMF	[%]	0.1%	1.1%	1.5%	1.8%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%

Exchange rate (R$ / US$)

Final exchange rate	[R$/US$]	2.01	2.07	2.13	2.16	2.19	2.24	2.29	2.35	2.40	2.46
Average exchange rate	[R$/US$]	2.11	2.07	2.13	2.17	2.17	2.22	2.27	2.32	2.37	2.43

Interest Rate

Selic rate	[%]	10.0%	9.4%	9.6%	9.7%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%
TJLP	[%]	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%

This appraisal takes into account the perpetuity value at a growth rate equivalent to 4.3% (APPENDIX A).

4.1) Timeframe

The Discounted Cash Flow is foreseen for a 10-year period (2009-2018), perpetuity being considered afterward.

4.2) Discount rate

In relation to the discount rate of the flow, we have adopted, in this work, the Weighted Average Cost of Capital - WACC, equivalent to 13.0% (APPENDIX A), based on data provided by the Company.

SADIA’s forecasts were prepared in domestic currency, once data supplied by the Company for the projections used in this work, through the Business Plan, consider projected inflation based on indicators disclosed by the Brazilian Central Bank, as well as others made available by Investment Banks and Specialized Consulting Companies.

4.3) Production units and distribution structure

The Company’s portfolio puts together some 700 items distributed in more than 300 thousand points of sale throughout Brazil. Approximately 1,000 items are exported to over 100 countries.

In the end of 2008, the Company counted on 17 own industrial units in eight Brazilian states and one in Kaliningrado, Russia, whose operations started in 2008, in addition to 12 large distribution centers in Brazil.

SADIA has commercial offices in 14 countries: Germany, Argentina, Austria, Chile, China, the Arab Emirates, Holland, England, Japan, Portugal, Russia, Turkey, Uruguay and Venezuela.

In 2008 the Company also started operations at its largest Brazilian unit, located in Lucas do Rio Verde (state of Mato Grosso), which added a slaughtering capacity of 500 thousand head/day of poultry and 5 thousand head/day of swine.

4.4) Gross Sales Revenues

Sales forecasts were based on both revenues history and growth estimates considering the investments made in the processed food segment, acquisition of companies, and addition of products with higher added value in accordance with the strategic goals of sustainable growth, having as reference the results attained in 2008 and the Company’s business plan, as follows:

✓              2009 – 4.3% growth;

✓              2010 – 8.9% growth;

✓              2011 – 11.4% growth;

✓              2012 – 10.3% growth;

✓              2013 – 10.5% growth; and

✓              2014 to 2018 – 9.2% growth year on year.

4.5) Sales taxes

SADIA’s operating activities are subject to IPI, PIS/COFINS, and ICMS taxes plus the percentage of discounts and reductions over gross sales revenues.

4.6) Operating Costs, Administrative and Selling Expenses

The operating costs were based on data and information supplied by the Company, in accordance with SADIA’s operating features.

Operating Costs

Included in APPENDIX A, their calculations were based on supplementary charts supplied by SADIA.

Administrative and Selling Expenses

Included in APPENDIX A, their calculations were based on supplementary charts supplied by SADIA.

4.7) Depreciation and amortization

a) Historical

Based on the rates of each respective account balance as of the base date of December 31, 2008 (APPENDIX A).

b) Investments

The investments are depreciated according to the straight line method as from the year following their incurrence (APPENDIX A). They are included in APPENDIX A, and their calculations were based on supplementary charts supplied by SADIA.

c) Amortization

The figures include the amortization of premiums related to the acquisition of companies (Goiaves, Big Foods, Mato-grossense de Alimentos and Excelsior) by SADIA.

4.8) Financial Income

Calculations are based on the net indebtedness, taking into account the financial costs of short- and long-term indebtedness, in accordance with loan transaction terms, as well as the earnings from short- and long-term financial investments.

4.9) Income and Social Contribution Taxes

Calculations are based on the effective tax rate observed in Sadia’s standard financial statements, combined with the tax rates in force on the domestic and foreign markets in accordance with the sales mix, as per the information supplied by SADIA.

4.10) Investments

Include expansion investments aimed at increasing capacity and modernizing facilities so as to allow for production volumes compatible with the Company’s sales plan. The investments in expansion were set in accordance with the production capacity levels needed to meet sales volumes estimates. Investments in the replacement of assets for the maintenance and conservation of the existing facilities were also taken into account. Perpetuity included only the investments needed for maintenance of the production units.

The investments are expected to be made with the Company’s own funds.

The values are detailed in APPENDIX A and rely on supplementary charts supplied by SADIA.

4.11) Changes in Working Capital

The changes in working capital were based on the cyclical, historical and estimated Assets and Liabilities referred to in the Business Plan supplied by SADIA for the period of 2009 through 2018.

4.12) Contingencies

Provisions for labor claims, tax and civil lawsuits were recorded in the financial statement dated December 31, 2008. These lawsuits were considered as contingencies, as shown in APPENDIX A, as per the following chart.

No lawsuits whose provisions have not been recorded as of the base date of this document (Dec 31, 2008) were brought to PLANCONSULT’s notice.

	Consolidated
	Balance as of Dec 31, 2007	addition	write-offs	updates	Balance as of Dec 31, 2008

Tax lawsuits	46,668	21,692	(19,163)	1,671	50,868
Labor claims	31,772	5,187	(8,896)	-	28,063
Civil lawsuits	15,046	8,431	(15,707)	2,474	10,244
Provision for contingencies	93,486	35,310	(43,766)	4,145	89,175
Restricted court deposits	(26,692)	1,502	(6,801)	(1,667)	(33,658)
	66,794	36,812	(50,567)	2,478	55,517

4.13) Subsequent Events

This appraisal does not include events which may have occurred after its publication. No relevant facts which may have occur after the appraisal’s base date and before the publication of this document have been brought to PLANCONSULT’S notice.

As of the date of issuance of this appraisal, PLANCONSULT ignores the occurrence of any event which might have caused significant changes in the results.

5.         CONCLUSION

Therefore, the value attributed to SADIA S.A. was defined as one value, according to the herein described assumptions, and as demonstrated in the Discounted Free Cash Flow to Firm (APPENDIX A).

Description	Present Value of Cash Flows (R$)
Discount rate	13.0 % per year

Value during the explicit forecasting period (2009-2020)	R$ 4,865,300,000.00

(+) Value after the explicit forecasting period (present perpetuity value)	R$ 5,761,000,000.00

TOTAL VALUE OF THE CASH FLOW	R$ 10,626,300,000.00

(-) Civil and Labor Contingencies	R$ 55,500,000.00

(-) Loans and financing (short- and long-term)	R$ 8,549,200,000.00

(-) Payable values related to future contracts	R$ 2,777,000,000.00

(-) Dividends, interest on shareholders’ equity and minority interests	R$ 57,900,000.00

(+) Cash and cash equivalents	R$ 2,164,000,000.00

(+) Financial investments	R$ 1,615,700,000.00

(+) Receivable values related to future contracts	R$ 813,300,000.00

(+) Court deposits	R$ 41,600,000.00

TOTAL VALUE OF THE COMPANY	R$ 3,821,300,000.00

It is worth stressing that the data used to determine the cash flow calculation of SADIA rely on SADIA’s assumptions. This SADIA’s evaluation expresses its market value, in compliance with article 8 of Law 6404, of December 15, 1976, concerning capital increase.

Based on the result of SADIA’s value, as well as on the shares’ exchange ratio, the average price per controlling and minority shareholders’ shares is being determined so as to reflect the 25% premium on minority shareholders’ shares, taking into account the maximum limit of 91.7% of adherence of shareholders owning ON shares to the merger of the latter into HFF holding company, as follows:

ECONOMIC VALUE OF SADIA S.A.

TOTAL CASH FLOW – in millions of R$	3,821.3

Total Number of Shares – in millions	673.0
Average price per share – R$	5.68

Number of controlling shares - in millions	231.2
Price of controlling share - R$	6.54

Number of minority shares - in millions	441.8
Price of minority share - R$ (controlling share x 80%)	5.23

Therefore, the value of HFF should be calculated based on the numbers of SADIA’s shares owned by HFF, considering the value per voting share (R$ 6.54) above mentioned and multiplying by the number of common shares that HFF will probably own. Therefore, considering at minimum a number of shares equals to 231.236.725 (possible number of shares resulted by adherence of 91.7% of Control Block), the value of HFF would be the following:

R$ 6.54 x 231,236,725 = R$ 1,512,288,181.50

Cash value as of 31dec09 = R$ 400.00

VALUE OF HFF = R$ 1,512,288,581.50

We highlight that the values referred to above may vary in the case of:

1)              If the assumption regarding adherence of 91.7% of the Control Block is not fully attained, the appraisal will be adjusted to number of SADIA’s common shares composing the Control Block that effectively be transferred to HFF’s capital.

2)              The value of Cash is different from the value expressed on the 31dec08 balance sheets (R$ 400.00).

6.         PLANCONSULT

PLANCONSULT is a market leader in large companies appraisal, being focused on medium and large size customers, specialized in the Appraisal of companies and fixed assets. To this effect, we have been quite successful with our customers for more than 30 years.

PLANCONSULT provides asset appraisals, business valuations, advisory services in corporate transactions (M&A) and restructurings for the mainstream industrial and financial Brazilian corporations, domestic as well as multinational.

A state of art consulting company, we are fully focused on understanding the clients’ needs and offer services with global and integrated solutions.

Our staff of experienced professionals is armed with a comprehensive database on asset and business valuations. Our main resources are the highly qualified and experienced professional senior staff, as well as a long term large and diverse database on assets and businesses assessments.

“We carry out our work quickly and safely, and we know what brings value to our client, and what doesn’t.”

Maintaining confidentiality, working with maximum integration with the client, balancing planning and action are the keys to our outstanding track record. PLANCONSULT has assisted the most diverse businesses, aiming above the expected results, bringing true benefits to management, and unlocking the value of the appraised Companies.

PLANCONSULT is registered with several Brazilian public agencies for appraisal of fixed assets as well as economic-financial appraisal of large companies, which registrations have been renewed and are currently valid. Our works have traditionally been fully approved by the CVM (Brazilian Securities and Exchange Commission), SEC (Securities Exchange Commission - USA), USGAAP and IASC. Examples thereof are the launching of VCP’s ADRs, CIMPOR’s IPO, organization of the holding companies of TELEFONICA and Portugal Telecom in Brazil and Appraisal of the Actual Shareholders’ Equity at Market Value (PLR) of VIVO, PERDIGÃO, BATAVIA, and ELEVA.

We have large experience in information technology, corporate environment, relational databases, communications relationship among different environments, etc. Our own facilities are provided with latest generation servers, with disk capacity in excess of 20 Tb, and automatic safety and back-up systems, in addition to more than 80 work stations. For field work, we are also provided with mobile networks and servers, in addition to notebooks operated by our field staff, in order to locally assist our customers, with maximum efficiency.

In the recent years, PLANCONSULT has carried out hundreds of appraisals for many of the largest and most important companies in Brazil, in addition to presenting same appraisals to government institutions, such as Banco Nacional de Desenvolvimento Econômico S.A. Participações – BNDESPAR (National Economic Development Bank), Federal Revenue Service, Brazilian Securities and Exchange Commission – CVM, etc.

PLANCONSULT has acted as consultant and advisor in company privatization transactions, under the terms of decree no. 91991, dated November 28, 1985 (company appraisal and transfer of share control), having carried out the appraisal of several companies which have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO and the 53 subsidiaries of the TELEBRÁS System).

We have also carried out technical-financial due diligence services for companies, particularly for meeting the needs of financing organizations as for example IDB (Inter-American Development Bank).

PLANCONSULT, besides its technical capacity and know-how, facilities, staff and already developed and proven own computer systems (hardware and software), has also the necessary and essential field experience, which can be evidenced by the appraisal works performed for the following publicly-held companies:

1)	Company S.A.
2)	Helbor Empreendimentos S.A.
3)	Scopel Desenvolvimento Urbano S.A.
4)	Alicante Comércio, Importação e Exportação Ltda.
5)	Bunge Fertilizantes S/A
6)	Carlyle Brasil Consultoria em Investimentos Ltda.
7)	Companhia Siderúrgica de Mogi das Cruzes - COSIM (SIDERBRÁS).
8)	CSN – Companhia Siderúrgica Nacional
• Cia. Metalúrgica Prada
• Mineração Casa de Pedra
9)	DM Farmacêutica Ltda.
10)	Elevadores Atlas Schindler S.A.
11)	Empresas Perdigão
12)	Fosfértil Fertilizantes Fosfatados S.A.
13)	Grupo Camargo Corrêa
• Camargo Corrêa Industrial S.A.
• Cimento Cauê S.A.
14)	Grupo Cimpor
• Companhia de Cimentos do Brasil (CCB)
• Companhia de Cimento Atol
• Companhia Paraíba de Cimento Portland (Cimepar)
• Cimento Brumado S.A.
15)	Grupo Electrolux (Prosdócimo, Electrolux e WAP)
16)	Grupo Eucatex
17)	Grupo Julio Simões
• Lubiani Transportes Ltda.
• Original Veículos Ltda.
18)	Grupo Marchesan
19)	Grupo Votorantim
• Companhia de Cimento Portland Itaú
• Geral de Concreto S.A.
• Votorantim Celulose e Papel S.A.
20)	GEP Indústria e Comércio Ltda.
21)	Givaudan do Brasil Ltda.
22)	Grupo Procwork Ltda.
23)	Grupo Telefônica
• Adquira do Brasil Ltda.
• Katalyx Cataloguing do Brasil Ltda.
• Katalyx do Brasil Ltda.
• Katalyx Transportation do Brasil Ltda.
24)	Henkel do Brasil Indústrias Químicas Ltda.
25)	Hispamar Satélites S/A
26)	Hypermarcas S/A (Ex-)
• Assolan • Quimivale Industrial Ltda.
• Etti Produtos Alimentícios Ltda.
• Sul Química Ltda.
• FINN Administração de Marcas Ltda.
• ÉH Cosméticos S.A.
27)	Indústrias Gessy Lever Ltda.
28)	Orema Indústria e Comércio Ltda.

29)	Qualcomm do Brasil Ltda.
30)	PAV – Indústria e Comércio Ltda.
31)	Sur Tec do Brasil Ltda.
32)	Ultrafétil S.A.
33)	DM Transporte e Logística Internacional S.A.
34)	GPTI – Tecnologia da Informação S.A.
35)	Gerresheimer Plásticos São Paulo Ltda.
36)	Grupo Formitex
•
• Adamas Papéis
• MD Papéis Limeira
• MD Papéis Cubatão
37)	VIVO
• Vivo S/A
• Vivo Participações S/A
• Telemig Celular S/A
• Telemig Celular Participações S/A

PLANCONSULT has also performed appraisals for several publicly-held companies engaged in other industries of the Brazilian economy, which appraisals have been approved not only by the companies, but also by the regulatory agencies, including the CVM.

Identification and Qualification of the Professionals in charge of the Appraisal Report:

Edgar Victor Salem – CRA-SP 46,152

PROFESSIONAL SKILLS

Specific experience in appraisals, engineering investigation and technical-economic-financial feasibility studies:

•                  PLANCONSULT Planejamento e Consultoria Ltda. – 1979 to date.

Active participation, as managing-partner and engineer in charge, in the activities developed by the Company throughout the years, especially regarding:

Asset Valuation

PLANCONSULT has attained recognition in appraisals, which include from small assets to complex industrial facilities, such as steelmaking plants, cement plants, public utilities, as well as other companies from various segments. Such services have been applied to negotiations, mergers, acquisitions, accounting values update, purchasing of insurance services, financial transactions and stock exchange listings.

Additional advisory services have also been supplied to several clients, especially investors and some foreign governments.

Company Valuation

Determining the value of a business has been part of PLANCONSULT’s activities, especially referring to changes in controlling interest.

Feasibility Projects

Coordination of modernization or expansion decisions, industrial relocation, investments in new business areas and other activities.

Privatization of Companies

During privatization processes in Brazil, Mr. Salem was PLANCONSULT’s chief coordinator in the position of member (for fixed assets) of consortiums which rendered consulting services to the BNDES (Brazilian development bank) regarding the denationalization of Companies. Such activities started with the sale of companies like COSIM, COSINOR and Máquinas Piratininga, having continued with the important privatizations of USIMINAS, AÇOMINAS, PQU, Banco MERIDIONAL and the TELEBRÁS system.

Company Recovery and Management

Chief coordinator of equity interest sales for which PLANCONSULT’s expertise has been required, which included reorganization activities and/or studies or even a direct temporary involvement for the implementation of the solutions proposed through the coordination of a consulting team.

1975 to 1977: Own consulting office - São Paulo.

Coordination of investigations, appraisals and economic feasibility studies. The Consulting Office rendered advisory services in appraisals for companies such as the Companhia do Metropolitano de São Paulo (the subway company of the State of São Paulo), SABESP - Companhia de Saneamento Básico de São Paulo (the water works company of the State of São Paulo), São Paulo’s local government, EMURB - Empresa Municipal de Urbanização S.A. (the urbanization company of the municipality of São Paulo), and the Court of Appeals of the State of São Paulo.

PROFESSIONAL ASSOCIATIONS AND OTHER ACTIVITIES

▪                  Permanent member and president of IBAPE engineering appraisals institute - São Paulo Chapter - 1980 to 1982.

▪                  Member of the organizing committee of the World Appraisals Convention, sponsored by IBAPE and FIABCI – International Real Estate Federation, held in October 1981, in São Paulo.

▪                  Member of the studies committee responsible for the elaboration of the standards related to Machines, Equipment, Facilities and Industrial Complexes Appraisal published by ABNT - Brazilian Association of Technical Standards.

▪                  Speaker specialized in company valuation for groups such as ABGR, BNH, and IBAPE.

EDUCATIONAL BACKGROUND

▪                  Industrial Engineering degree from Faculdade de Engenharia Industrial - FEI in 1974 (CREA 46152/SP).

▪                  Business Administration degree from Escola de Administração de Empresas de São Paulo - FGV in 1977.

SPECIALIZATION COURSES

▪                  Advanced courses on engineering appraisals and investigations, held by Instituto de Engenharia (IE) and IBAPE.

▪                  Course on appraisals for insurance - IBAPE and IE - São Paulo.

▪                  International Meeting - IBMEC “Valuation of Investments.”

As partner in PLANCONSULT, he has participated in all economic-financial appraisals developed by the company since its foundation.

Marcos Benedito Jorge – CRE-SP 17,198

PROFESSIONAL SKILLS

Company Valuation

Determining the value of a business has been part of PLANCONSULT’s activities, especially referring to changes in controlling interest.

Feasibility Projects

Development of several economic-financial feasibility studies and financial statements’ analysis.

Coordination of modernization and expansion decisions, industrial relocation, investments in new business areas and other activities. Participation in funding requests to the BNDES System.

Wide experience in strategic planning and economic-financial management of industrial and reforestation projects.

Coordination and development of investment programs and asset revaluation projects.

PROFESSIONAL BACKGROUND

▪                  PLANCONSULT Planejamento e Consultoria Ltda. July 1993 to date.

▪                  Indústrias de Papel Simão S.A. – March 1974 to May 1993.

▪                  Vidros Corning Brasil Ltda. – January 1974 to March 1974.

▪                  Cia. Siderúrgica Mogi das Cruzes – July 1972 to January 1974.

ACADEMIC BACKGROUND

▪                  Graduation program in Development and Appraisal of Economic Projects at FMU – Faculdades Metropolitanas Unidas.

▪                  Degree in Economics from Universidade de Mogi das Cruzes.

Has participated in several economic-financial appraisals developed by PLANCONSULT since 1994.

Edgar Victor Salem Jr. – CRA-SP 82,986

PROFESSIONAL SKILLS

Wide experience in the Administrative and Commercial areas, both in large and small companies. Experienced in the development and coordination of projects carried out in different corporate segments.

Knowledge of the mechanical engineering area, working on the reconciliation and appraisal of fixed assets. Successful experience in the implementation of productivity programs, being responsible for database creation, maintenance and updating.

Asset Valuation

At PLANCONSULT, he has accomplished recognition in appraisal processes carried out in both small assets and complex industrial facilities such as cement plants and public utilities, as well as in other companies from various segments. These services have been applied to negotiations, mergers, acquisitions, accounting values update, purchasing of insurance services, financial transactions and stock exchange listings.

Appraisals of assets in power distribution companies aiming at tariff review, in compliance with Resolution No. 493 and Technical Note No. 178 of ANEEL electricity regulatory agency.

Company Valuation

At PLANCONSULT, he has participated in economic-financial appraisals in various segments such as: cement, steelmaking, telecom, civil construction and retail, among others. Such services have been applied to negotiations, mergers, acquisitions, financial transactions, changes in controlling interest, corporate restructuring, and stock exchange listing/delisting.

Feasibility Projects

Expansion and improvement of the research and presentations development areas in various national and international sectors, working together with specific performance teams.

Development of economic-financial feasibility studies, financial statements analyses and asset revaluation projects.

Responsible for the identification of Brazilian projects funded by the World Bank and the Inter-American Development Bank.

PROFESSIONAL BACKGROUND

▪                  PLANCONSULT Planejamento e Consultoria Ltda. – March 2002 to date.

▪                  Bank of America (São Paulo) - 2001 to 2002.

▪                  Bank of America (Washington D.C) - 2000.

ACADEMIC BACKGROUND

▪                  MBA in Finance – IBMEC São Paulo

▪                  Business Administration - Fundação Armando Álvares Penteado (FAAP)

▪                  International Business and Trade - American University - USA

Participation in all economic-financial appraisals developed by PLANCONSULT since 2002.

7.         DISCLAIMER

This Economic-Financial Appraisal Report has been prepared by PLANCONSULT based on information provided by the company’s management, including accounting and financial statements of the company, it being certain that PLANCONSULT has taken all caution and acted on a highly diligent basis in order to request that information provided by the company was true and consistent. Notwithstanding the foregoing, it may not warrant that such information is correct and complete.

PLANCONSULT has not carried out any legal, accounting or other audit processes nor has independently investigated the information made available for purposes of preparing the Economic-Financial Appraisal Report. Accordingly, impacts of any other audit or investigation process were not taken into consideration and PLANCONSULT does not undertake any responsibility whatsoever for the truthfulness, accuracy or extent of the information obtained.

Forward-looking considerations were made, which are subject to changes, thus modifying the work conclusions. It may not be guaranteed that any of the assumptions, estimates, projections, partial or total results or conclusions used or presented in this Economic-Financial Appraisal Report are or may be actually achieved, either fully or partially. The final results may differ from the projections, which differences may be material. The final results may be also impacted, among other factors, by market conditions. Therefore, no guarantee may be provided by PLANCONSULT as for projections contained in this document being realized or not, especially those the occurrence of which depends on future and uncertain events.

The processed information was not analyzed by PLANCONSULT as to its validity and legal effectiveness, since such analysis is beyond its professional scope. The validity and enforceability of the liens or encumbrances over the Company’s properties have neither been analyzed.

Therefore, PLANCONSULT does not undertake any liability for legal, engineering or finance matters, other than as it is implicit in the exercise of its specific duties in the case, as primarily set forth in laws, codes or own regulations.

The company’s staff has not, in any way, directed, prevented or performed any acts which could have impaired the access, use or knowledge of the information material for the quality of the work, having declared that all the documents and/or other information available for the performance of this valuation and quality of the respective conclusions were provided to PLANCONSULT.

It must be pointed out that all the amounts considered in this work were recorded on an uniform basis as cash values, at base date December 31, 2008.

São Paulo, June 18, 2009.

PLANCONSULT Planejamento e Consultoria Ltda.

CREA: 21973 – State of São Paulo

CRA: E-1256 – State of São Paulo

CORECON: RE / 2849 – State of São Paulo

/s/ Edgar V. Salem	/s/ Marcos B. Jorge	/s/ Edgar V. Salem Jr.
Edgar V. Salem	Marcos B. Jorge	Edgar V. Salem Jr.
CRA: 12,500 – SP CREA: 46,152 - SP	CORECON: 17,198 - SP	CRA: 82,986 – SP

8.         GLOSSARY

The following table includes the abbreviations, initials and technical terms used in the present Appraisal. We point out that we searched to identify the meaning of each abbreviation and technical term on the very local of their occurrence throughout the text.

Abbreviations	Meaning
a.a.	per year
BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)
CAPM	Capital Assets Pricing Model, generally used to calculate own capital cost

CIA.	Companhia (Company)
CNPJ	National Corporate Taxpayers Register
COFINS	Social Security Financing Contribution tax
CORECON	Regional Economic Council
CRA	Regional Administration Council
CREA	Regional Engineering and Architecture Council
CS	Social Contribution
Cs	Sovereign risk premium, also defined as the additional cost of a dollar-denominated fixed income security issued by the Brazilian government over the U.S risk-free rate.

CSLL	Social Contribution Tax on Net Profit
CVM	Brazilian Securities Commission
DCF	Discounted Cash Flow
EBIT	Earnings before interest and taxes

EBITDA	Earnings before interest and taxes, depreciations/depletion and amortization

EBT	Earnings before taxes
EMBI+	Emerging Markets Bond Index
FINAME	Financing of machines and equipment granted by the BNDES system
FLCA	Shareholders’ free cash flow
FGV	Fundação Getúlio Vargas
INSS	Instituto Nacional da Seguridade Social (Brazilian social security institute )
IPCA	Broad Consumer Price Index
IR	Income Tax
ISO	International Organization for Standardization

ISS	Service Tax
JP Morgan	Leading financial services company with headquarters in New York and one of the largest banking institutions in the United States.

Ke	Own capital cost
LAIR	Income before the income tax
LTDA.	Limited Liability Company
NCG	Working Capital Needs
NIRE	Company registration number
IPO	Public Offering of Shares
PDD	Allowance for Doubtful Debtors
GDP	Gross Domestic Product
PIS	Social Integration Program
PL	Shareholders’ equity
PLR	Real shareholders’ equity
ref.	reference
Rep.	Replacement
Rf or Tbond	Risk-free rate of U.S. Treasury Bonds
PRm	Market risk premium
S.A.	Joint Stock Corporation
Selic	Brazilian basic interest rate
SMC	Average Cash Balance
Spread	Difference between the purchase (supply) price and the sale (offer) price of a share, security or monetary transaction.

b	Coefficient representing the ratio between the risk offered by a given asset against the market.

9.         APPENDIX

APPENDIX A – FCFE (Free Cash Flow to Firm, Discount Rate, Database, Sales Revenues, Costs and Expenses, etc.)

APPENDIX B – SADIA’s Annual Report - 2008

APPENDIX C – SADIA’s By-Laws

A P P E N D I X

APPENDIX A

FCFE (Free Cash Flow to Firm, Discount Rate, Database, Sales Revenues, Costs and Expenses, etc).

ECONOMIC VALUE OF SADIA S.A.

TOTAL CASH FLOW – in millions of R$	3.821,3

Total Number of Shares – in millions	673,0
Average price per share – R$	5,68

Number of controlling shares - in millions	231,2
Price of controlling share - R$	6,54

Number of minority shares - in millions	441,8
Price of minority share - R$ (controlling share x 80%)	5,23

1

SADIA S/A Free Cash Flow to Firm: 10 years Base Date: Dec 31, 2008 In R$ millions

		ANO
DESCRIPTION	Status	1	2	3	4	5	6	7	8	9	10
		2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.020

EBITDA	In the year	1.105	1.481	1.667	1.853	2.065	2.268	2.491	2.737	3.006	3.989
	Accumulated	1.105	2.586	4.253	6.106	8.172	10.439	12.930	15.667	18.673	22.661

EBIT	In the year	469	760	903	1.041	1.200	1.320	1.419	1.526	2.345	2.823
	Accumulated	469	1.229	2.131	3.172	4.372	5.692	7.111	8.636	10.981	13.804

EBT	In the year	469	760	903	1.041	1.200	1.320	1.419	1.526	2.345	2.648
	Accumulated	469	1.229	2.131	3.172	4.372	5.692	7.111	8.636	10.981	13.629

FREE CASH FLOW TO FIRM	In the year	673	867	872	991	928	819	880	848	775	395
	Accumulated	673	1.540	2.412	3.403	4.332	5.151	6.030	6.878	7.653	8.048

Discount rate adopted (% per year)	13,00%

PRESENT CASH FLOW VALUE DURING THE EXPLICIT PROJECTION PERIOD	4.865,3

(+) PRESENT CASH FLOW VALUE AFTER THE EXPLICIT PROJECTION PERIOD (PRESENT VALUE OF THE TERMINAL VALUE)	5.761,0

(=) TOTAL CASH FLOW	10.626,3

(-) Civil, Labor and Tax Contingencies	56

(-) Short-term Loans	4.164
(-) Long-term Loans	4.385
(-) Payable values related to future contracts	2.777
(-) Dividends and Short-term Interest on Shareholders’ equity	3,9
(-) Minority interests	54,0

(+) Cash and Cash Equivalents	2.164
(+) Short-term Investments	1.345
(+) Long-term Investments	270
(+) Receivable values related to future contracts	813
(+) Long-term Court Deposits	42

(=) TOTAL VALUE OF SADIA S.A.	3.821,3

2

SADIA S/A
Fluxo de Caixa Livre para a Empresa: 10 anos
Data-Base: 31/12/08
Valores em R$ milhões

											ANO-BASE PARA
DESCRIPTION	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018	PERPETUIDADE

GROSS OPERATING REVENUES	12.718	13.856	15.442	17.040	18.835	20.560	22.452	24.525	26.791	29.261	29.261

Processed products	6.719	7.493	8.463	9.592	10.851	12.025	13.326	14.768	16.366	18.137	18.137
Pork	750	817	934	988	1.076	1.155	1.241	1.337	1.431	1.525	1.525
Poultry	4.503	4.740	5.155	5.490	5.851	6.238	6.655	7.096	7.572	8.073	8.073
Beef	338	362	397	427	460	492	523	553	582	611	611
Others	409	444	493	542	597	650	708	771	840	915	915

(-) Tax on Sales	1.607	1.773	1.984	2.224	2.490	2.743	3.022	3.330	3.670	4.046	4.046

NET OPERATING REVENUES	11.111	12.083	13.458	14.816	16.344	17.817	19.431	21.195	23.121	25.215	25.215

Processed products	5.427	6.054	6.839	7.752	8.770	9.718	10.769	11.934	13.224	14.654	14.654
Pork	700	764	877	928	1.012	1.086	1.169	1.260	1.349	1.439	1.439
Poultry	4.287	4.512	4.910	5.230	5.574	5.944	6.342	6.763	7.218	7.697	7.697
Beef	320	344	378	407	439	469	499	527	555	582	582
Others	377	409	455	500	550	599	652	711	775	844	844

OPERATING COSTS	8.096	8.530	9.491	10.438	11.502	12.528	13.652	14.879	16.218	17.672	17.672

Processed products	3.865	4.115	4.649	5.270	5.963	6.607	7.321	8.113	8.989	9.961	9.961
Pork	484	534	610	646	703	754	811	873	935	997	997
Poultry	3.127	3.313	3.604	3.838	4.091	4.362	4.653	4.962	5.295	5.646	5.646
Beef	290	280	307	331	357	382	406	429	451	473	473
Others	329	289	321	353	388	423	461	502	547	596	596

CONTRIBUTION MARGIN	3.016	3.553	3.967	4.378	4.842	5.289	5.779	6.316	6.903	7.543	7.543

(-) Administrative Expenses	144	151	160	169	179	188	198	209	221	233	233

Fixed	115	120	125	131	136	142	148	154	161	168	168
Variable	29	31	35	38	42	46	50	55	60	65	65

(-) Selling Expenses	1.756	1.909	2.126	2.341	2.582	2.815	3.070	3.349	3.653	3.984	3.984

(-) Other Expenses	11	12	13	15	16	18	19	21	23	25	25

EBITDA	1.105	1.481	1.667	1.853	2.065	2.268	2.491	2.737	3.006	3.301	3.301

(-) Depreciation and amortization	636	721	764	812	865	948	1.072	1.211	661	810	810

Operating depreciation	636	721	764	812	865	948	1.072	1.211	661	810	810

EBIT	469	760	903	1.041	1.200	1.320	1.419	1.526	2.345	2.490	2.490

EBT	469	760	903	1.041	1.200	1.320	1.419	1.526	2.345	2.490	2.490

(-) Taxes	81	135	162	187	216	238	255	274	435	460	460
Profit Sharing	63	85	95	106	118	130	142	156	172	189	189

NET INCOME	325	540	646	748	865	952	1.021	1.095	1.738	1.841	1.841

+ Depreciation	636	721	764	812	865	948	1.072	1.211	661	810	810
(-) Investments (CAPEX)	331	0	0	0	170	420	491	670	765	892
(-) Investments (MAINTENANCE)	278	302	336	370	409	445	486	530	578	630	810
(-) Working Capital Variation	-210	184	201	199	224	216	236	259	282	307	307
(+) Divestments	111	92	0	0	0	0	0	0	0	0	0
(-) Tax Installments	0	0	0	0	0	0	0	0	0	0	0

FREE CASH FLOW TO FIRM	673	867	872	991	928	819	880	848	775	822	1.535

x Multiplier	0,9407	0,8325	0,7367	0,6520	0,5770	0,5106	0,4518	0,3999	0,3539	0,3131

PRESENT VALUE OF THE FREE CASH FLOW TO FIRM	633	722	643	646	536	418	397	339	274	258

Discount rate adopted (% annually)	13,0%

PRESENT CASH FLOW VALUE DURING THE EXPLICIT PROJECTION PERIOD	4.865,3

(+) PRESENT CASH FLOW VALUE AFTER THE EXPLICIT PROJECTION PERIOD
(PRESENT VALUE OF THE TERMINAL VALUE)	5.761,0	4,3% taxa cresc perpet (média)
		0,3131 fator multiplicador na perpetuidade
(=) TOTAL CASH FLOW	10.626,3

(-) Civil, Labor and Tax Contingencies	56

(-) Short-term Loans	4.164
(-) Long-term Loans	4.385
(-) Payable values related to future contracts	2.777
(-) Dividends and Short-term Interest on Shareholders Equity	3,9
(-) Minority interests	54,0

(+) Cash and Cash Equivalents	2.164
(+) Short-term Investments	1.345
(+) Long-term Investments	270
(+) Receivable values related to future contracts	813
(+) Long-term Court Deposits	42

(=) TOTAL VALUE OF SADIA S.A.	3.821,3

3

	SADIA S/A
	Position as of Dec 31, 2008
	Equity capital costs
	CAPM method

Ke = Rf + B (PR) + Cs ===>		13,00%

Rf	Risk-free rate	2,820%
B	Beta	0,910
PRm	Market Risk Premium	7,07%
Cs	Country Risk	3,70%

	Weighted Average Cost of Capital - WACC

WACC = Ke * (E/(D+E) + Kd * (D/(D+E) * (1-T) ===>		10,359%	adopted ===>	10,40%	DCF discount rate

	Ke	13,00%
	Kd	8,00%
	Ratio D/E	66,70%
	Tax	20%

	discount rate in US$	10,40%	annually

	Nationalized discount rate	13,00%
	Brazilian inflation	4,3%
	US inflation	1,9%

4

TOTAL PHYSICAL VOLUME OF SALES	Unit	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018
source: Sadia		PROJEÇÃO

Processed products	thousand t.	1.163	1.244	1.347	1.463	1.588	1.688	1.794	1.907	2.026	2.154
Pork	thousand t.	136	142	156	158	165	170	175	181	186	190
Poultry	thousand t.	1.094	1.104	1.151	1.176	1.202	1.229	1.258	1.287	1.317	1.347
Beef	thousand t.	56	58	60	62	64	66	67	68	69	69
Others	thousand t.	231	240	256	270	285	297	311	325	339	355

Growth Rate compared with previous year

GDP	% annually

		5,1%	4,1%	6,5%	5,3%	5,6%	4,4%	4,5%	4,5%	4,5%	4,5%
Processed products	% annually	10,6%	7,0%	8,2%	8,7%	8,5%	6,3%	6,3%	6,3%	6,3%	6,3%
Pork	% annually	1,5%	4,6%	9,5%	1,5%	4,4%	2,9%	3,1%	3,3%	2,7%	2,3%
Poultry	% annually	0,9%	0,9%	4,2%	2,1%	2,2%	2,3%	2,3%	2,3%	2,4%	2,3%
Beef	% annually	0,0%	2,8%	4,8%	3,1%	3,2%	2,5%	1,9%	1,5%	1,0%	0,6%
Others	% annually	2,6%	4,1%	6,5%	5,3%	5,6%	4,4%	4,5%	4,5%	4,5%	4,5%

5

REVENUES ON THE DOMESTIC MARKET	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018
	PROJEÇÃO

Taxes (tax rates)

Processed products	21,00%	21,0%	21,0%	21,0%	21,0%	21,0%	21,0%	21,0%	21,0%	21,0%
Pork	17,30%	17,3%	17,3%	17,3%	17,3%	17,3%	17,3%	17,3%	17,3%	17,3%
Poultry	18,40%	18,4%	18,4%	18,4%	18,4%	18,4%	18,4%	18,4%	18,4%	18,4%
Beef	14,50%	14,5%	14,5%	14,5%	14,5%	14,5%	14,5%	14,5%	14,5%	14,5%
Others	7,80%	7,8%	7,8%	7,8%	7,8%	7,8%	7,8%	7,8%	7,8%	7,8%

% invoiced taxes - Domestic Market	79,0%	79,0%	79,0%	79,0%	79,0%	79,0%	79,0%	79,0%	79,0%	79,0%

Income - Domestic Market

Processed Products
Net Operating Revenues (R$ millions)	4.724	5.255	5.930	6.718	7.595	8.420	9.335	10.348	11.472	12.718
Gross Operating Revenues (R$ millions)	5.979	6.652	7.506	8.504	9.614	10.659	11.816	13.099	14.522	16.099
Invoiced taxes (R$ millions)	1.256	1.397	1.576	1.786	2.019	2.238	2.481	2.751	3.050	3.381

Pork
Net Operating Revenues (R$ millions)	234	251	268	287	305	324	343	364	386	410
Gross Operating Revenues (R$ millions)	283	304	324	347	369	391	415	440	467	496
Invoiced taxes (R$ millions)	49	53	56	60	64	68	72	76	81	86

Poultry
Net Operating Revenues (R$ millions)	509	541	573	608	645	682	723	765	810	858
Gross Operating Revenues (R$ millions)	624	663	703	745	790	836	885	938	993	1.051
Invoiced taxes (R$ millions)	115	122	129	137	145	154	163	173	183	193

Beef
Net Operating Revenues (R$ millions)	96	101	107	113	120	127	135	143	151	160
Gross Operating Revenues (R$ millions)	112	118	125	132	140	148	158	167	177	187
Invoiced taxes (R$ millions)	16	17	18	19	20	22	23	24	26	27

Others
Net Operating Revenues (R$ millions)	377	409	455	500	550	599	652	711	775	844
Gross Operating Revenues (R$ millions)	409	444	493	542	597	650	708	771	840	915
Invoiced taxes (R$ millions)	32	35	38	42	47	51	55	60	66	71

TOTAL - Domestic Market
Net Operating Revenues (R$ millions)	5.940	6.557	7.333	8.226	9.215	10.152	11.187	12.331	13.594	14.990
Gross Operating Revenues (R$ millions)	7.407	8.180	9.151	10.270	11.510	12.684	13.982	15.415	16.999	18.748
Invoiced taxes (R$ millions)	1.468	1.623	1.818	2.044	2.295	2.532	2.794	3.084	3.404	3.758

6

REVENUES ON THE EXPORT MARKET	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018
	PROJEÇÃO

Taxes (tax rates)

Processed products	5,00%	5,00%	5,00%	5,00%	5,00%	5,00%	5,00%	5,00%	5,00%	5,00%
Pork	0,10%	0,10%	0,10%	0,10%	0,10%	0,10%	0,10%	0,10%	0,10%	0,10%
Poultry	2,60%	2,60%	2,60%	2,60%	2,60%	2,60%	2,60%	2,60%	2,60%	2,60%
Beef	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%	0,40%
Others	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%

% invoiced taxes - Export Market	5,1%	5,1%	5,1%	5,1%	5,1%	5,1%	5,1%	5,1%	5,1%	5,1%

Income - Export Market

Processed products
Net Operating Revenues (R$ millions)	703	799	909	1.034	1.175	1.298	1.435	1.585	1.752	1.936
Gross Operating Revenues (R$ millions)	740	841	957	1.088	1.236	1.366	1.510	1.669	1.844	2.038
Invoiced taxes (R$ millions)	37	42	48	54	62	68	76	83	92	102

Pork
Net Operating Revenues (R$ millions)	466	513	609	641	707	763	825	896	963	1.029
Gross Operating Revenues (R$ millions)	466	514	609	641	707	763	826	897	964	1.030
Invoiced taxes (R$ millions)	0	1	1	1	1	1	1	1	1	1

Poultry
Net Operating Revenues (R$ millions)	3.778	3.971	4.337	4.622	4.930	5.261	5.619	5.998	6.408	6.839
Gross Operating Revenues (R$ millions)	3.879	4.077	4.452	4.745	5.061	5.402	5.769	6.158	6.579	7.021
Invoiced taxes (R$ millions)	101	106	116	123	132	140	150	160	171	183

Beef
Net Operating Revenues (R$ millions)	225	243	271	294	319	342	364	385	404	422
Gross Operating Revenues (R$ millions)	226	244	272	295	320	344	366	386	405	423
Invoiced taxes (R$ millions)	1	1	1	1	1	1	1	2	2	2

Others
Net Operating Revenues (R$ millions)	0	0	0	0	0	0	0	0	0	0
Gross Operating Revenues (R$ millions)	0	0	0	0	0	0	0	0	0	0
Invoiced taxes (R$ millions)	0	0	0	0	0	0	0	0	0	0

TOTAL - Export Market
Net Operating Revenues (R$ millions)	5.171	5.526	6.126	6.590	7.130	7.664	8.243	8.864	9.527	10.225
Gross Operating Revenues (R$ millions)	5.311	5.676	6.291	6.770	7.325	7.875	8.471	9.110	9.793	10.513
Invoiced taxes (R$ millions)	139	150	165	180	195	211	228	246	266	287

7

OPERATING COSTS	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018
CHART 1 (%inc.)	PROJEÇÃO

Operating costs (%inc)
source: Sadia

Domestic Market
Processed Products	69,8%	66,2%	66,2%	66,2%	66,2%	66,2%	66,2%	66,2%	66,2%	66,2%
Pork	74,7%	78,0%	78,0%	78,0%	78,0%	78,0%	78,0%	78,0%	78,0%	78,0%
Poultry	80,3%	80,2%	80,2%	80,2%	80,2%	80,2%	80,2%	80,2%	80,2%	80,2%
Beef	112,4%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%
Others	87,3%	70,6%	70,6%	70,6%	70,6%	70,6%	70,6%	70,6%	70,6%	70,6%

Export Market
Processed Products	81,1%	79,6%	79,6%	79,6%	79,6%	79,6%	79,6%	79,6%	79,6%	79,6%
Pork	66,4%	65,8%	65,8%	65,8%	65,8%	65,8%	65,8%	65,8%	65,8%	65,8%
Poultry	72,0%	72,5%	72,5%	72,5%	72,5%	72,5%	72,5%	72,5%	72,5%	72,5%
Beef	81,0%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%	81,3%
Others	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%

OPERATING COSTS	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018
CHART 2 (R$ millions)					PROJEÇÃO

Total operating costs (R$ millions)

Processed products	3.865	4.115	4.649	5.270	5.963	6.607	7.321	8.113	8.989	9.961
Pork	484	534	610	646	703	754	811	873	935	997
Poultry	3.127	3.313	3.604	3.838	4.091	4.362	4.653	4.962	5.295	5.646
Beef	290	280	307	331	357	382	406	429	451	473
Others	329	289	321	353	388	423	461	502	547	596

CASH FLOW - FOLLOW-UP

In R$ millions

DESCRIPTION	2.009	2.010	2.011	2.012	2.013	2.014	2.015	2.016	2.017	2.018

Net Operating Revenues	12.718	13.856	15.442	17.040	18.835	20.560	22.452	24.525	26.791	29.261
- Taxes	1.607	1.773	1.984	2.224	2.490	2.743	3.022	3.330	3.670	4.046
- Operating Expenses	1.911	2.072	2.300	2.525	2.777	3.021	3.288	3.579	3.897	4.242
- Interests on current loans	0	0	0	0	0	0	0	0	0	0
+ Sale of assets (substitution of fleet)	111	92	0	0	0	0	0	0	0	0
- Other non-operating expenses	0	0	0	0	0	0	0	0	0	0
- Amortization of long-term loan	50	371	433	590	601	549	662	431	233	284
- Tax Installments	0	0	0	0	0	0	0	0	0	0
- New Investments	331	0	0	0	170	420	491	670	765	892
+ New Loans	0	0	0	0	0	0	0	0	0	0
+ Intercompany loans	0	0	0	0	0	0	0	0	0	0
- Amortization of new loans	-50	-371	-433	-590	-601	-549	-662	-431	-233	-284
- Amortization of intercompany loans	0	0	0	0	0	0	0	0	0	0
- Financial expenses - related to new loans	0	0	0	0	0	0	0	0	0	0
- Financial expenses - related to intercompany loans	0	0	0	0	0	0	0	0	0	0

ANNUAL CASH FLOW BALANCE	8.980	10.103	11.158	12.291	13.397	14.376	15.651	16.946	18.459	20.081

accumulated cash flow balance	8.980	19.083	30.241	42.532	55.929	70.305	85.956	102.902	121.361	141.442

10

SADIA S/A

Variation in Working Capital Needs - Consolidated

In R$ thousands

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018

Net Revenues	6.877	8.689	10.729	11.111	12.083	13.458	14.816	16.344	17.817	19.431	21.195	23.121	25.215

CYCLICAL ASSETS	2.219	2.148	3.315	3.153	3.373	3.756	4.137	4.566	4.978	5.430	5.925	6.464	7.052

CYCLICAL LIABILITIES	985	1.216	1.477	1.567	1.677	1.867	2.057	2.270	2.475	2.699	2.945	3.213	3.505

Operating NCG	1.234	932	1.838	1.586	1.697	1.889	2.081	2.296	2.504	2.731	2.980	3.251	3.546

NCG/Net Revenues	17,9%	10,7%	17,1%	14,7%	14,7%	14,7%	14,7%	14,7%	14,7%	14,7%	14,7%	14,7%	14,7%

Average Invest. in Working Capital				1.628	1.770	1.972	2.170	2.394	2.610	2.847	3.105	3.387	3.694

Variation in Working Capital Needs ===>				-210	184	201	199	224	216	236	259	282	307

11

APPENDIX B

SADIA’s Annual Report – 2008

APPENDIX C

SADIA’s By-Laws